FORM DEL AM

Nami Corp.

Unit M2-3, Level M2, The Vertical Podium,

Avenue 3, Bangsar South City,

No 8 Jalan Kerinchi,

59200 Kuala Lumpur, Malaysia

November 14, 2018

VIA EDGAR

Brigitte Lippmann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nami Corp. Registration Statement Filed on Form S-1 (File No.: 333-228358)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Reference is made to the registration statement on Form S-1 (Registration No. 333-228358) filed on November 13, 2018 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact Yue Cao at (657) 888-4792 or via email at ycao@wbc-law.com of Wilson Bradshaw & Cao, LLP.

Sincerely, Nami Corp

By:	/s/ Calvin Chin
Calvin Chin
Chief Executive Officer

cc: Yue Cao